UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 19, 2021

(Date of earliest event reported)

T Stamp Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other incorporation)	(I.R.S. Employer Identification No.)

3017 Bolling Way NE, Floors 1 and 2,

Atlanta, Georgia, 30305, USA

(Full mailing address of principal executive offices)

(404) 806-9906

(Issuer’s telephone number, including area code)

Class A Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8.	Certain Unregistered Sales of Equity Securities

On August 25, 2021, T Stamp Inc. (the “Company”) commenced a public offering pursuant to Regulation Crowdfunding of up to $5 million worth of Units (File No. 020-28630) (the “Regulation CF Offering”). Additionally on August 25, 2021, the Company commenced an exempt private placement offering of up Units pursuant to 506(c) of Regulation D (the “Regulation D Offering”).

On November 19, the Company completed each of the Regulation CF Offering and the Regulation D Offering, having received subscriptions for $5 million and $1 million respectively from the Regulation CF Offering and Regulation D Offering.

“Units” sold in the Regulation CF Offering and Regulation D Offering consist of one share of Company’s Class A Common Stock, par value $0.01 per share, and one warrant to purchase one share of Class A Common Stock in a future registered or exempt offering of the Company.

Item 9.	Other Events

Regulation A Offering and Intended Nasdaq Listing

On November 22, 2021, the Company filed an offering statement on Form 1-A (in S-1 format) with the Securities and Exchange Commission (the “SEC”) in which it is seeking to qualify up to $6 million worth of its Class A Common Stock to be issued solely pursuant to the exercise of warrants sold as part of the Units in the Regulation CF Offering and Regulation D Offering. The Company intends to request the listing of its Class A Common Stock on the Nasdaq Capital Market upon qualification of the Company’s offering statement on Form 1-A (as well as the declaration of effectiveness by the SEC of the Company’s Form 8-A, which the Company intends to file immediately after qualification by the SEC of its qualification its offering statement on Form 1-A.

The Company has also engaged Cherry Bekaert LLP, a PCAOB accounting firm, to update its audit of the Company’s consolidated financial statements for the years ended December 31, 2020 and 2019 to PCAOB standard to meet SEC requirements for the Form 8-A to be declared effective.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

T Stamp Inc.

By:	/s/ Gareth Genner
Name:	Gareth Genner
Title:	Chief Executive Officer

Date:	November 22, 2021